UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Eaton Vance Corp.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Eaton Vance Corp. Deferred Stock Awards related to Parametric Phantom Incentive Units granted on November 1, 2016, November 1, 2017, January 10, 2018 and November 1, 2018

(Title of Classes of Securities)

N/A

(CUSIP Number of Classes of Securities)

Frederick S. Marius

Chief Legal Officer

Eaton Vance Corp.

Two International Place

Boston, Massachusetts 02110

(617) 482-8260

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Jonathan Wolfman

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE

Transaction valuation(1)		Amount of filing fee(2)
$25,057,562		$3,036.98

(1)	The transaction valuation is estimated only for purposes of calculating the filing fee. This amount assumes that Eaton Vance Corp. Deferred Stock Awards related to Parametric Phantom Incentive Units having an aggregate value of $25,057,562 as of September 10, 2019 will be exchanged for restricted stock awards pursuant to the exchange offer.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $3,036.98	Filing Party: Eaton Vance Corp.
	Form or Registration No.: 005-39408	Date Filed: August 28, 2019 and September 10, 2019
☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

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EXPLANATORY NOTE

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 28, 2019, as previously amended (the “Schedule TO”), by Eaton Vance Corp., a Maryland corporation (the “Company”), which relates to the offer by the Company to eligible employees of its subsidiary Parametric Portfolio Associates LLC (“Parametric”) to exchange all outstanding Eaton Vance Corp. Deferred Stock Awards related to Parametric Phantom Incentive Units for Eaton Vance Corp. restricted stock awards (the “Exchange Offer”), on the terms and subject to the conditions described in the Amended and Restated Offer to Exchange Eaton Vance Corp. Deferred Stock Awards related to Parametric Phantom Incentive Units for Eaton Vance Corp. Restricted Stock Awards at a Fixed Exchange Ratio, dated August 28, 2019, as amended on September 10, 2019 (the “Offer to Exchange”).

The information in the Schedule TO, as amended, including all schedules and annexes to the Schedule TO, which were previously filed with the Schedule TO or any amendment thereto, is incorporated herein by reference to answer the items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following:

“The Company is waiving the condition that the eligible awards tendered and not withdrawn as of the expiration time in the aggregate represents participation by at least 90% of all eligible employees, and the Company is extending the expiration date of the Exchange Offer until the end of the day, 12:00 midnight, Eastern Time, on Friday, October 4, 2019, unless further extended. The Exchange Offer had been previously scheduled to expire at 7:00 p.m., Eastern Time, on September 27, 2019. Throughout the Schedule TO, the Offer to Exchange and the other offering materials, all references to the expiration date of the Exchange Offer are hereby amended to extend the expiration date of the Exchange Offer until the end of the day, 12:00 midnight, Eastern Time, on Friday, October 4, 2019.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(1)(K)	Form of Email Regarding Waiver of Exchange Offer Condition and Extension of Exchange Offer

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EATON VANCE CORP.

By: /s/ Thomas E. Faust Jr.
Name: Thomas E. Faust Jr.
Title: Chairman, Chief Executive Officer and President

Date: September 30, 2019

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